www.artiuscapital.com

May 18, 2021

BY EDGAR

Mr. Dillon Hagius

Ms. Laura Crotty

Mr. David Burton

Ms. Kate Tillan

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Artius Acquisition Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 3, 2021
File No. 333-254012

Dear Mr. Hagius, Ms. Crotty, Mr. Burton and Ms. Tillan:

We set forth below the response of Artius Acquisition Inc. (“Artius” or the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 12, 2021 (the “Comment Letter”) with respect to the Company’s amended registration statement on Form S-4, File No. 333-254012, filed with the Commission on May 3, 2021 (the “Registration Statement”).

Artius has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff four copies of a version of Amendment No. 2, which has been marked to show changes since the filing of Amendment No. 1 to the Registration Statement on May 3, 2021, and certain other information noted below.

We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Information About Origin

Market Opportunity, page 184

1.

We note your response to our prior comment 2 and your amendments mentioned therein. We advise you, however, that the term “carbon neutral” appears four times in the figure on the top of this page. Please provide additional disclosure explaining the meaning of this term.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 2.

Business Strategy

Sell-out contracted capacity in future plants years ahead of mechanical completion, page 187

2.

We note your response to our prior comment 5 and your amendments mentioned therein. You state that, as of April 2021, Origin has generated more than $1.9 billion in customer demand. This does not align with your disclosures on pages 34 and 112 that Origin has generated approximately $1.0 billion in customer demand. Please reconcile and explain.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 113 of Amendment No. 2.

Packaging Matters Offtake Agreement, page 190

3.

Please clarify whether the Packaging Matters Offtake Agreement mentioned on this page is the Offtake Supply Agreement, by and between Micromidas, Inc. and Packaging Equity Holdings, LLC, dated as of December 13, 2020 that was attached as Ex. 10.46. If it is not, please file this agreement as an exhibit.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 194 of Amendment No. 2.

Intellectual Property, page 191

4.

We note your response to our prior comment 20 and we reissue the comment. Please revise your intellectual property discussion to disclose, on an individual or patent family basis, the specific products or technologies to which each patent relates, the type of patent protection obtained, the related jurisdiction, and the expiration year. In this regard, it may be useful to provide tabular disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 195 of Amendment No. 2.

Origin Management’s Discussion and Analysis of Financial Condition and Results of Operations The Business Combination, page 203

5.

We note the revision made in response to our prior comment 22. Please revise further so that amounts relating to the net increase in total stockholders’ equity from the merger shown at the top of page 204 agree with your unaudited pro forma condensed combined balance sheet on page 156 for both the no redemption scenario and the maximum redemption scenario.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has updated the referenced disclosure, beginning on page 208 of Amendment No. 2, to be consistent with the updated unaudited pro forma condensed combined balance sheet.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Paul J. Shim or Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Boon Sim
Boon Sim
Chief Executive Officer and Chief Financial Officer

cc:	Charles Drucker

 Artius Acquisition Inc.

Paul J. Shim

Adam J. Brenneman

 Cleary Gottlieb Steen & Hamilton LLP

Joshua Lee

 Micromidas, Inc.

Matthew P. Dubofsky

John T. McKenna

Peter H. Werner

Garth Osterman

 Cooley LLP

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